
OMB APPROVAL

OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2001___ AND ENDING ___December 31, 2001___
              (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS PaineWebber Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AIG Plaza, 9th Floor, #250 Muñoz Rivera Avenue

(No. and Street)

Hato Rey	**Puerto Rico**	**00918**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fernando Fussá   **(787)250-3217**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

787 Seventh Avenue	**New York**	**New York**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)   Persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____, as of _____, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See attached Oath or Affirmation _____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control required by Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

UBS PaineWebber Incorporated of Puerto Rico
(a subsidiary of UBS PaineWebber Inc.)

December 31, 2001
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS PaineWebber Incorporated of Puerto Rico at December 31, 2001 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

_____
Miguel A. Ferrer
President
UBS PaineWebber Incorporated of Puerto Rico

AFFIDAVIT NUMBER _41,168_

Sworn and subscribed before me by Miguel A. Ferrer, in his capacity as President of UBS PaineWebber Incorporated of Puerto Rico, of legal age, single and resident of Guaynabo, Puerto Rico, of whom I personally know, this 22nd day of February, 2002.

_____
Notary Public



Report of Independent Auditors

The Board of Directors and Stockholder of
UBS PaineWebber Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS PaineWebber Incorporated of Puerto Rico (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 4, 2002

UBS PaineWebber Incorporated of Puerto Rico
Statement of Financial Condition
December 31, 2001
(in thousands of dollars)

Assets

Cash	$	378
Securities segregated and on deposit for federal and other regulations		1,251
Trading assets, at fair value		181,407
Trading assets, pledged to creditors, at fair value		1,342,453
Total trading assets		1,523,860
Securities purchased under agreements to resell		431,080
Receivables:		
Interest		1,289
Brokers and dealers		6,925
Fees and other		3,633
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $5,559		5,602
Other assets		19,133
	$	1,993,151

Liabilities and stockholder's equity

Securities sold under agreements to repurchase	$	1,540,453
Payables:		
Interest		2,796
Other liabilities and accrued expenses		6,098
Accrued compensation and benefits		15,238
Payable to affiliated companies		327,673
		1,892,258
Commitments and contingencies		
Subordinated liabilities		17,900
Stockholder's equity		82,993
	$	1,993,151

See Notes to Statement of Financial Condition.

UBS PaineWebber Incorporated of Puerto Rico
Notes to Statement of Financial Condition
December 31, 2001
(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies

Basis of Presentation

UBS PaineWebber Incorporated of Puerto Rico (the "Company") is incorporated in Puerto Rico and is a wholly owned subsidiary of UBS PaineWebber Inc. ("PWI"). PWI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which in turn is a wholly owned subsidiary of UBS AG ("UBS"). The Company has material transactions with its affiliates.

The Company is a registered broker-dealer that engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds. The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125. A portion of SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and was adopted by the Company.

UBS PaineWebber Incorporated of Puerto Rico
Notes to Statement of Financial Condition (continued)
(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies (continued)

Trading Instruments

Trading assets are recorded in the Statements of Financial Condition on a trade date basis. The related receivables and payables are recorded net until settlement date.

Trading assets are recorded at fair value in the Statement of Financial Condition. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations, price activity of similar instruments and pricing models. Pricing models consider the time value and volatility factors underlying the financial instruments and other economic measurements.

Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase or sale of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's market risk management and trading activities, the Company may enter into a derivative contract to manage the risk arising from other financial instruments or to take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market daily with the resulting unrealized gains and losses recorded on the Statement of Financial Condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors.

UBS PaineWebber Incorporated of Puerto Rico
Notes to Statement of Financial Condition (continued)
(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally mortgage-backed, municipal, and United States government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts in the Statement of Financial Condition, plus accrued interest which is included in interest receivable and interest payable in the Statement of Financial Condition. It is Company policy to obtain possession or control of securities which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements versus the related receivable and payable balances. Should the fair value of the securities decline, or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements are netted by counter party on the Statement of Financial Condition.

Securities segregated and on deposit for federal and other regulations in the Statement of Financial Condition is comprised of securities purchased under agreements to resell maintained in a special reserve bank account pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3.

In the normal course of business, the Company obtains securities under agreements to resell on terms which permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of $476,035 on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

Depreciation and Amortization

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

UBS PaineWebber Incorporated of Puerto Rico
Notes to Statement of Financial Condition (continued)
(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files income tax returns with the Commonwealth of Puerto Rico.

For financial reporting purposes, net deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected without reduction for a valuation allowance. The deferred tax asset of $10,474 is due primarily to net operating loss carryforwards that will expire between 2003 and 2007.

2. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including repurchase agreements, certain payables and subordinated liabilities are carried at fair value or contracted amounts approximating fair value.

3. Trading Assets and Liabilities

At December 31, 2001, trading assets (including those pledged to creditors), recorded at fair value, consisted of the following:

Trading assets:	
U.S. government obligations	$ 1,288,618
Equities	184,162
Puerto Rico municipal obligations	26,853
Debt	20,282
Mortgage-backed securities	3,945
	$ 1,523,860

Trading assets pledged to creditors represent proprietary positions, which have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

UBS PaineWebber Incorporated of Puerto Rico
Notes to Statement of Financial Condition (continued)
(in thousands of dollars except share data)

4. Related Party Transactions

In the normal course of business, the Company enters into securities transactions with PWI and other affiliates. At December 31, 2001, the Company had resale agreements of $120,275 with mutual funds co-managed by an affiliate, and repurchase agreements of $10,213 with PWI and other affiliates, with interest charged at market rates.

PWI provides various administrative and operational services and rents office space to the Company. The Company is charged interest on a portion of its payables to affiliates based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

PWI guarantees the commitments and obligations of the Company for which there is no charge.

During 2001, certain fixed assets of the Company were transferred to UBS Americas at net book value in exchange for intercompany receivables.

Retail clients of the Company are introduced to PWI on a fully disclosed basis.

5. Subordinated Liabilities

Under the terms of the Subordinated Term Note (the "Note") between the Company and PWI, the Company is obligated to PWI for $2,900 due on October 31, 2002. The maturity date is automatically extended for one year unless the Board of Directors of PWI votes not to renew this loan. The Note bears interest based on the federal funds rate or LIBOR.

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and PWI, PWI has agreed to make revolving credit loans to the Company up to a maximum of $25,000 from time to time until June 15, 2002. At December 31, 2001 there was $15,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on LIBOR.

The Note and Junior Subordinated borrowings are subordinated to claims of general creditors, are covered by agreements approved by the New York Stock Exchange, Inc. ("NYSE"), and are included as regulatory capital by the Company for the purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

UBS PaineWebber Incorporated of Puerto Rico
Notes to Statement of Financial Condition (continued)
(in thousands of dollars except share data)

6. Risk Management

Financial instrument transactions involving varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instrument. The Company has a variety of methods to monitor its market risk profile. The senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies on a daily basis. The Company also utilizes the independent risk management group of an affiliate which aids in setting and monitoring risk management policies of the Company, including monitoring adherence to established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Credit Risk in Proprietary and Client Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions including brokers and dealers, banks, and institutional clients. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers and resale and repurchase agreements are generally collateralized by cash, mortgage-backed, municipal, United States government and agency securities. The market value of the initial collateral received approximates or is greater than the contract value. Additional collateral is requested when considered necessary.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2001 were settled without adverse effect on the Company's Statement of Financial Condition.

UBS PaineWebber Incorporated of Puerto Rico
Notes to Statement of Financial Condition (continued)
(in thousands of dollars except share data)

6. Risk Management (continued)

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions including brokers and dealers, banks and other institutional clients. Concentrations of credit risk can be affected by changes in economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures described in the preceding discussion of credit risk.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with financial institutions including banks, brokers and dealers, and mutual funds.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms throughout the organization and involves various independent oversight units including Audit, Controllers, Legal and Compliance.

7. Commitments and Contingencies

The Company has been named as a defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's Statement of Financial Condition.

UBS PaineWebber Incorporated of Puerto Rico
Notes to Statement of Financial Condition (continued)
(in thousands of dollars except share data)

8. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise and merger-related vesting of employees' UBS stock options and restricted stock.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule. Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2001, the Company's net capital, as defined, was $35,788 which exceeded the minimum net capital requirement by $33,820.

Dividend payments, equity withdrawals, and advances to PWI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule. .

10. Employee Incentive Awards

Employees of the Company are covered under UBS Americas various Stock Option and Award Plans which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant. UBS accounts for stock option grants in accordance with APB Opinion No. 25.

Restricted stock awards are granted to key employees whereby shares of UBS common stock are awarded in the name of the employee, who has all rights of a stockholder, subject to certain sale and transfer restrictions. The awards generally contain restrictions on sales and transfers ranging from three to five years. The restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period.

UBS PaineWebber Incorporated of Puerto Rico
Notes to Statement of Financial Condition (continued)
(in thousands of dollars except share data)

11. Employee Benefit Plans

Eligible employees of the Company were included in the defined benefit plan of UBS Americas, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Americas 401(k) Plus Plan, which is a defined contribution pension plan.

UBS Americas also provides life insurance and health care benefits to employees of the Company.

12. Asset Purchase Agreement

On December 14, 2001, the Company entered into an Asset Purchase Agreement ("Agreement") with a local broker-dealer ("Seller"), to acquire certain assets (the "Assets") actually or potentially used by Seller in the normal course of its retail business, as defined.

As consideration of the acquisition of the Assets, the Company will pay $1,750 on the Transfer Date, as defined, and an amount equal to 20 basis points of the market value of the Transferred Accounts, as defined, that are maintained with the Company on each of the four anniversary dates following the Transfer Date. Each amount will be payable within 30 days after each of such four anniversary dates.

The purchase price set forth above assumes that the market value of the transferred accounts on the Transfer Date will be $300,000, plus or minus 10%. In the event of a variation in excess of the 10% between the market value of the Transferred Accounts on the Transfer Date and $300,000, then the purchase price shall be adjusted upward or downward by multiplying such variation by 0.005833. The Transfer Date is expected to occur within the second quarter of 2002.